 Exhibit 99.1

TransAlta Declares Dividends

CALGARY, AB, July 27, 2023 /CNW/ - The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared a quarterly dividend of $0.055 per common share payable on October 1, 2023 to shareholders of record at the close of business on September 1, 2023.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including June 30, 2023 up to but excluding September 30, 2023:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.877%	$0.17981	September 1, 2023	September 30, 2023
Series B*	TA.PR.E	6.593%	$0.41545	September 1, 2023	September 30, 2023
Series C	TA.PR.F	5.854%	$0.36588	September 1, 2023	September 30, 2023
Series D*	TA.PR.G	7.663%	$0.48287	September 1, 2023	September 30, 2023
Series E	TA.PR.H	6.894%	$0.43088	September 1, 2023	September 30, 2023
Series G	TA.PR.J	4.988%	$0.31175	September 1, 2023	September 30, 2023

*Please note the quarterly floating rate on the Series B and Series D Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars except where noted. When the dividend payment date falls on a weekend or holiday, the payment is made the following business day.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

For more information about TransAlta, visit its website at transalta.com.

View original content:https://www.prnewswire.com/news-releases/transalta-declares-dividends-301887703.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2023/27/c6535.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:05e 27-JUL-23